Exhibit 99.1

Press release

Biophytis deploys its partnership strategy and signs two contracts with local agents in Asia

Paris, France, Cambridge (Massachusetts, USA), 22 July 2024 – 7:00 AM – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company specializing in the development of treatments for age-related diseases, today announces the deployment of its partnership strategy in Asia.

To expand its presence in this strategic region, Biophytis has today signed two contracts with local agents: one for Japan and South Korea, the other for China and Southeast Asia. These agents will leverage their networks within the pharmaceutical sector to support Biophytis in identifying partners for the drug candidate BIO101 (20-hydroxyecdysone) in these different countries.

This initiative is part of the partnership development strategy in Asia, aimed at accelerating the deployment of BIO101 in this key geography, the second largest pharmaceutical market in the world. Biophytis is determined to establish successful collaborations to meet patients' needs and make significant advances in the various targeted pathologies.

Japan and China are two strategic markets for Biophytis. Indeed, Japan has the largest population in the world suffering from sarcopenia, with more than 1 in 5 people aged 60 and over affected (source: Yuan 2023, Epidemiology of Sarcopenia, Metabolism). Additionally, more than 70 million Chinese adults are affected by obesity, making it the second-largest population worldwide with this pathology (source: https://www.worldobesity.org/).

Following the exclusive license agreement signed with Blanver, one of the leading pharmaceutical companies in Brazil, for BIO101 (20-Hydroxyecdysone) in Latin America, Biophytis aims to sign new co-development and commercialization agreements with industrial partners in Asia and also in North America, the world's largest pharmaceutical market.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy, phase 1-2 study to be started, respiratory (Covid-19, phase 2 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825). For more information, visit www.biophytis.com

Press release

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contacts Biophytis

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50